Formation

02042711

MINERAL DIVISION
TEL: 604.682.6229
FAX: 604.682.6205

re: file 82-2783

June 9, 2002

SUPPL

Dear Sir/Madam:

Enclosed please find a copy of our corrected news release dated July 9, 2002. Please disregard the copy mailed to you yesterday, as there was an error in date of a reference to a previous news release (refered to as July 27 instead of June 27, 2002).

Please contact the undersigned directly at 604-682-6229 extension # 2 if there are any questions.

Sincerely,

E.R (Rick) Honsinger, P.Geo.
Senior Geologist, Special Projects

P

dlw 7/18

82-2783

Formation

MINERAL DIVISION
TEL: 604.682.6229
FAX: 604.682.6205

Formation Exercises Election to Acquire Refinery

Vancouver, BC, July 9, 2002, Formation Capital Corporation (FCO-TSX) announced today it has given formal Notice of Election to Acquire the Big Creek Hydrometallurgical Beneficiation Complex (the "Refinery") to Sunshine Mining and Refining Company Ltd. The purchase is expected to close when, among other things, outstanding county taxes have been resolved.

The Refinery is currently under an Option and Sale Agreement announced August 21, 2001, and subsequently amended (see April 23, 2002 News Release) with the final payment due in January of 2003 for a total purchase price of US$1.575 million. To date, US$675,000 has been paid towards the purchase of the Refinery. With the recent success in raising $3.3 million announced June 27, 2002, Formation has negotiated an early settlement to complete the purchase of the Refinery at a significant discount. The replacement cost to build such a facility has been estimated at over US$40 million.

The early settlement of a 100% purchase of the Refinery will allow the Company to proceed with its plans to re-establish the facility for the refining of outside concentrate, silver dore or other feed which would generate cash flow. Discussions with various parties regarding feed for the Refinery are ongoing. Cash flow generated from the processing of these materials could then be used to assist in the funding of the Company's Idaho Cobalt Project ("ICP") in anticipation of producing cobalt chemicals at the Refinery. Early indications are that processing of outside feed and producing cobalt chemicals at the Refinery can be conducted concurrently.

Upon retro-fitting, the 36,000 square foot Refinery will be ideally suited to process cobalt concentrate from the ICP. The facility includes an additional unique 24,000 square foot hydrometallurgical alkaline leach plant, capable of processing a wide variety of materials. The complex also includes a large, fully compliant, permitted, modern tailings facility.

The ICP, located in a pro-mining region in the western U.S., is a unique high-grade, primary cobalt deposit that is metallurgically favourable for the production of high purity cobalt products. The Project is currently in the mine permitting stage of development. The mine is forecast to produce approximately 1,500 tonnes of cobalt per year, representing just under 4% of world production.

Formation is dedicated to the principles of environmentally sound mining practices, and believes that mining and the preservation of the environment can co-exist.

The Company trades on the Toronto Stock Exchange under the symbol FCO.

FORMATION CAPITAL CORPORATION

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
720 - 789 West Pender Street, Vancouver, BC, V6C 1H2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: http://www.formcap.com

Formation

MINERAL DIVISION
TEL: 604.682.6229
FAX: 604.682.6205

Formation Exercises Election to Acquire Refinery

Vancouver, BC, July 9, 2002, Formation Capital Corporation (FCO-TSX) announced today it has given formal Notice of Election to Acquire the Big Creek Hydrometallurgical Beneficiation Complex (the "Refinery") to Sunshine Mining and Refining Company Ltd. The purchase is expected to close when, among other things, outstanding county taxes have been resolved.

The Refinery is currently under an Option and Sale Agreement announced August 21, 2001, and subsequently amended (see April 23, 2002 News Release) with the final payment due in January of 2003 for a total purchase price of US$1.575 million. To date, US$675,000 has been paid towards the purchase of the Refinery. With the recent success in raising $3.3 million announced July 27, 2002, Formation has negotiated an early settlement to complete the purchase of the Refinery at a significant discount. The replacement cost to build such a facility has been estimated at over US$40 million.

The early settlement of a 100% purchase of the Refinery will allow the Company to proceed with its plans to re-establish the facility for the refining of outside concentrate, silver dore or other feed which would generate cash flow. Discussions with various parties regarding feed for the Refinery are ongoing. Cash flow generated from the processing of these materials could then be used to assist in the funding of the Company's Idaho Cobalt Project ("ICP") in anticipation of producing cobalt chemicals at the Refinery. Early indications are that processing of outside feed and producing cobalt chemicals at the Refinery can be conducted concurrently.

Upon retro-fitting, the 36,000 square foot Refinery will be ideally suited to process cobalt concentrate from the ICP. The facility includes an additional unique 24,000 square foot hydrometallurgical alkaline leach plant, capable of processing a wide variety of materials. The complex also includes a large, fully compliant, permitted, modern tailings facility.

The ICP, located in a pro-mining region in the western U.S., is a unique high-grade, primary cobalt deposit that is metallurgically favourable for the production of high purity cobalt products. The Project is currently in the mine permitting stage of development. The mine is forecast to produce approximately 1,500 tonnes of cobalt per year, representing just under 4% of world production.

Formation is dedicated to the principles of environmentally sound mining practices, and believes that mining and the preservation of the environment can co-exist.

The Company trades on the Toronto Stock Exchange under the symbol FCO.

FORMATION CAPITAL CORPORATION

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
720 - 789 West Pender Street, Vancouver, BC, V6C 1H2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: http://www.formcap.com